UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 17)*

Z Trim Holdings, Inc.
(Name of Issuer)

Common Stock, $0.00005 Par Value
(Title of Class of Securities)

988924205
(CUSIP Number)

Edward B. Smith, III c/o Aristar Capital Management, LLC 1120 Avenue of the Americas Suite 1514 New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brightline Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brightline GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nick Khera

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aristar Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

32,919,021

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

32,919,021

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,919,021

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.1%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aristar Capital Management GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

32,919,021

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

32,919,021

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,919,021

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward B. Smith, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

975,581

8.	SHARED VOTING POWER

32,919,021

9.	SOLE DISPOSITIVE POWER

975,581

10.	SHARED DISPOSITIVE POWER

32,919,021

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,894,602

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.1%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aristar Ventures I, LLC*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

29,854,716

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

29,854,716

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,854,716

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.7%

14.	TYPE OF REPORTING PERSON

OO

*	Aristar Ventures I, LLC changed its name from Brightline Ventures I, LLC effective December 22, 2014.

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aristar Ventures I-B, LLC*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,985,448

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,985,448

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,985,448

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

OO

*	Aristar Ventures I-B, LLC changed its name from Brightline Ventures I-B, LLC effective December 22, 2014.

CUSIP No.	988924205

Item 1.	Security and Issuer.

The name of the issuer is Z Trim Holdings, Inc., an Illinois corporation (the "Issuer").  The address of the Issuer's offices is 1011 Campus Drive, Mundelein, Illinois 60060, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.00005 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that (i) none of Brightline Capital Management, LLC, a Delaware limited liability company ("Brightline Capital"), Brightline GP, LLC, a Delaware limited liability company ("Brightline GP") or Nick Khera, a United States citizen, beneficially own any of the Shares, (ii) Aristar Capital Management, LLC, a Delaware limited liability company ("Aristar Capital") and Aristar Capital Management GP, LLC, a Delaware limited liability company ("Aristar GP") each beneficially own 61.1% of the Shares, (iii) Edward B. Smith, III, a United States citizen, beneficially owns 62.1% of the Shares, (iv) Aristar Ventures I, LLC, a Delaware limited liability company that changed its name from Brightline Ventures I, LLC effective December 22, 2014 ("Aristar Ventures I"), beneficially owns 55.7% of the Shares and (iv) Aristar Ventures I-B, LLC, a Delaware limited liability company that changed its name from Brightline Ventures I-B, LLC effective December 22, 2014  ("Aristar Ventures I-B"), beneficially owns 5.0% of the Shares.  Brightline Capital, Brightline GP, Aristar Capital, Aristar GP, Aristar Ventures I, Aristar Ventures I-B, Mr. Khera, and Mr. Smith are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)
The principal business address for Aristar Capital, Aristar GP, Aristar Ventures I, Aristar Ventures I-B and Mr. Smith is c/o Aristar Capital Management, LLC, 1120 Avenue of the Americas, Suite 1514, New York, New York 10036.  The principal business address for Brightline Capital, Brightline GP and Mr. Khera is 55 Old Field Point Road, Greenwich, Connecticut 06830.

(c)
Mr. Smith is the managing member of Aristar Capital, an investment management firm that serves as the investment manager of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C, LLC, a Delaware limited liability company that changed its name from Brightline Ventures I-C, LLC effective December 22, 2014  ("Aristar Ventures I-C").  Mr. Smith is also the managing member of Aristar GP, which serves as the managing member of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C.  Mr. Khera is the managing member of Brightline Capital, an investment management firm that served as the investment manager of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C until December 31, 2014 when investment management responsibility for the funds was transferred to Aristar Capital Management, LLC.  Mr. Khera is also the managing member of Brightline GP, which served as the managing member of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C until December 31, 2014.

(d)	Messrs. Khera and Smith have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Shares by Aristar Capital, which are held in the accounts of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C, came from the working capital of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C, over which Mr. Smith, through his role at Aristar Capital, exercises investment discretion.  No borrowed funds were used to purchase the Common Shares from the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The securities of the Issuer held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.  The Reporting Persons anticipate purchasing additional securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) none of Brightline Capital, Brightline GP or Mr. Khera may be deemed to be the beneficial owners of any Shares, (ii) Aristar Capital and Aristar GP may be deemed to be the beneficial owner of 32,919,021 Shares, constituting 61.1% of the Shares, (iii) Mr. Smith may be deemed to be the beneficial owner of 33,894,602 Shares, constituting 62.1% of the Shares, (iv) Aristar Ventures I may be deemed to be the beneficial owner of 29,854,716 Shares, constituting 55.7% of the Shares and (v) Aristar Ventures I-B may be deemed to be the beneficial owner of 1,985,448 Shares, constituting 5.0% of the Shares, each of (ii) being based upon 53,868,720* Shares outstanding as of the date hereof, (iii) being based upon 34,558,686** Shares outstanding as of the date hereof, (iv) being based upon 53,634,434*** Shares outstanding as of the date hereof and (v) being based upon 39,734,854 Shares outstanding as of the date hereof.

Brightline Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Brightline GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Mr. Khera has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Aristar Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 32,919,021 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 32,919,021 Shares.

Aristar GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 32,919,021 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 32,919,021 Shares.

Mr. Smith has the sole power to vote or direct the vote of 975,581 Shares; has the shared power to vote or direct the vote of 33,894,602 Shares; has the sole power to dispose or direct the disposition of 975,581 Shares; and has the shared power to dispose or direct the disposition of 33,894,602 Shares.

Aristar Ventures I has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,854,716 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 29,854,716 Shares.

Aristar Ventures I-B has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,985,448 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,985,448 Shares.

There have been no transactions by the Reporting Persons in the securities of the Issuer since the prior Schedule 13D.
*This outstanding Shares figure reflects the number of outstanding Shares, as adjusted to reflect the total number of derivative securities that Aristar Capital and Aristar GP can convert or exercise.
**This outstanding Share figure reflects the number of outstanding Shares, as adjusted to reflect the total number of derivative securities that Mr. Smith can convert or exercise.

***This outstanding Shares figure reflects the number of outstanding Shares, as adjusted to reflect the total number of derivative securities that Aristar I can convert or exercise.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2015
(Date)

Brightline Capital Management, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

Brightline GP, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

/s/ Nick Khera
Nick Khera

Aristar Capital Management, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith III, Managing Member

Aristar Capital Management GP, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

/s/ Edward B. Smith, III
Edward B. Smith, III

Aristar Ventures I, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Aristar Ventures I-B, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 17, dated January 8, 2015, relating to the Common Stock, $0.00005 par value of Z Trim Holdings, Inc. shall be filed on behalf of the undersigned.

January 8, 2015
(Date)

Brightline Capital Management, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

Brightline GP, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

/s/ Nick Khera
Nick Khera

Aristar Capital Management, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith III, Managing Member

Aristar Capital Management GP, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

/s/ Edward B. Smith, III
Edward B. Smith, III

Aristar Ventures I, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Aristar Ventures I-B, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member